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                                                                    EXHIBIT (12)


                             CMS ENERGY CORPORATION
          Ratio of Earnings to Fixed Charges and Preferred Securities
                          Dividends and Distributions
                              (Millions of Dollars)

                                              Six Months
                                                Ended                         Years Ended December 31 -
                                            June 30, 2000     1999    1998    1997     1996    1995
                                            ------------------------------------------------------------
Earnings as defined (a)
Consolidated net income                             $ 161    $ 277    $ 242    $ 244    $ 224    $ 195
Income taxes                                           68       64      100      108      137      113
Exclude equity basis subsidiaries                    (101)     (84)     (92)     (80)     (85)     (57)
Fixed charges as defined, adjusted to
  exclude capitalized interest of $21, $42,
  $28, $13, $5 and $4 million for the six
  months ended June 30, 2000 and for the
  years ended December 31, 1999, 1998, 1997,
  1996 and 1995, respectively                         360      395      395      360      313      299
                                                  ----------------------------------------------------
Earnings as defined                                 $ 488    $ 845    $ 645    $ 632    $ 589    $ 550
                                                  ====================================================


Fixed charges as defined (a)
Interest on long-term debt                          $ 291    $ 507    $ 319    $ 273    $ 230    $ 224
Estimated interest portion of lease rental              4        7        8        8       10        9
Other interest charges                                 11       57       48       49       43       42
Preferred securities dividends and
  distributions                                        74       96       77       67       54       42
                                                  ----------------------------------------------------
Fixed charges as defined                            $ 380    $ 662    $ 452    $ 397    $ 337    $ 317
                                                  ====================================================

Ratio of earnings to fixed charges and
 preferred securities dividends and distributions    1.28     1.28     1.43     1.59     1.75     1.74
                                                  ====================================================


NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) Excludes a cumulative effect of change in accounting after-tax gain of $43 million.